UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549
FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from __________________ to ________________

Commission File Number: 1-14465

IDAHO POWER COMPANY
EMPLOYEE SAVINGS PLAN

(Full title of Plan)

IDACORP, Inc.
1221 W. Idaho Street
Boise, ID  83702-5627

(Name of issuer and address of principal executive office)

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS AND EXHIBITS:
			Page
(A)	Financial Statements of the Idaho Power Company
	Employee Savings Plan as of and for the Years Ended
	December 31, 2003 and 2002:

	Report of Independent Registered Public Accounting Firm		3

	Statements of Net Assets Available for Benefits		4

	Statements of Changes in Net Assets Available for Benefits		5

	Notes to Financial Statements		6-9

	Supplemental Schedule as of December 31, 2003:

	Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held
	at End of Year)		10-11

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security
Act of 1974 have been omitted because they are not applicable.

(B)	Exhibits:

	Index		13

	23	Consent of Independent Registered Public Accounting Firm	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the
Idaho Power Company Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Idaho Power Company Employee Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the 2003 basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Boise, Idaho
June 25, 2004

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002

INVESTMENTS (Note 3):	$195,216,403	$151,429,813

RECEIVABLES:
Participants	244,483	274,231
Employer	108,483	108,682
	352,966	382,913

NET ASSETS AVAILABLE FOR BENEFITS	$195,569,369	$151,812,726

See notes to financial statements.

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002

Contributions:
Participant contributions	$8,415,441	$9,912,149
Employer contributions	3,684,337	4,174,002

Total contributions	12,099,778	14,086,151

Investment income (loss):
Net appreciation (depreciation) in fair value of
investments (Note 3)	31,883,801	(51,881,147)
Dividends and interest	5,665,914	5,662,489

Net investment income (loss)	37,549,715	(46,218,658)

Deductions:
Benefits paid to participants	5,886,850	10,008,886
Administrative expenses	6,000	4,425

Total deductions	5,892,850	10,013,311

Increase (decrease) in net assets
available for benefits	43,756,643	(42,145,818)

Net assets available for benefits,
beginning of year	151,812,726	193,958,544

Net assets available for benefits,
end of year	$195,569,369	$151,812,726

See notes to financial statements.

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2003 AND 2002, AND FOR THE YEAR ENDED DECEMBER 31, 2003

1.     DESCRIPTION OF PLAN

The following brief description of the Idaho Power Company Employee Savings Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan Document for more complete information.

General - The Plan covers all employees (full-time, part-time and temporary) of IDACORP, Inc. (IDACORP) and its participating subsidiaries (the Company), including Idaho Power Company, as allowed under Section 401(k) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The Plan's Fiduciary Committee controls and manages the operation and administration of the Plan.  Putnam Fiduciary Trust Company serves as the trustee of the Plan.  As of December 31, 2003, there were 1,543 employees contributing to the Plan and 1,985 total participants (including inactive participants as defined by the Plan).

Effective January 1, 1998, the Plan was amended and restated.  This amendment and restatement converted the Plan into an employee stock ownership plan, which allows participants the option of obtaining distributions in the form of cash or common stock of IDACORP. Employees are now eligible to participate in the Plan as of their hire date, although matching contributions require the completion of 12 months of employment.  The amended and restated plan also allows the Plan Administrator to distribute the quarterly dividend on shares of IDACORP stock held in the accounts of certain participants (former employees, including retirees) to the respective participants after the dividend is paid (the dividend pass-through feature).  In 2002, an amendment to the Plan was made to provide the option of a pass-through, or reinvestment of, the IDACORP dividend to all participants in the Plan.

Contributions - Eligible employees may participate in the Plan by contributing to the Savings Feature (after-tax) or to the Deferred Feature (before-tax) of the Plan.  The participant may elect to contribute to either or both features up to 100 percent of base compensation.  The Company makes a contribution for the participant in an amount equal to 100 percent of the participant's first two percent of base compensation contributed to the Plan and 50 percent of the next four percent of base compensation contributed to the Plan.  Participant contributions in excess of six percent of base compensation are not matched by the Company.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers 44 mutual funds, IDACORP common stock and a brokerage account as investment options for participants.

Vesting - Participant accounts are fully vested and nonforfeitable at all times.

Payments of Benefits and Withdrawals - Participants may withdraw elective deferrals under the hardship provision of the Plan while still employed by the Company.  Employees participating in the Plan may withdraw employee after-tax contributions at any time upon request.  On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's interest in his or her account, or initiate partial withdrawals up to the participant's interest from his or her account.  For termination of service for other reasons, a participant with a balance less than $1,000 will automatically receive a distribution of his or her account balance.  Participants with $1,000 or more in their accounts may leave their interest in the Plan or receive a lump sum distribution.

Participant Loans - Under certain circumstances participants may borrow against their account balances.  Loans are limited to 50 percent of the participant's account balance, with a maximum outstanding loan balance of $50,000.  The interest rate on participant loans is set at the prime rate on the first business day of the month in which the loan is requested, plus one percent.  The interest rate determined will remain fixed through the duration of the loan.  All loans must be repaid within five years except for loans for the initial purchase of a primary residence, which have a maximum repayment period of ten years.

Participant Accounts - Individual accounts are maintained for each Plan participant.  Each participant's account is credited with the participant's contribution, the Company's matching contribution and Plan earnings and is charged with withdrawals and an allocation of Plan losses.  Gains and losses on investments are allocated to participants' accounts based upon relative fund account balances at regular valuation dates specified by the trustee of the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

2.     SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.  The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits - Benefit payments to participants are distributed and recorded the day of request.

Investment Valuation and Income Recognition - Securities transactions are recorded on the securities' trade date.  Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.  The cost of securities sold is determined by the average cost method.  The valuation of Plan investments is based upon the quoted market price of each investment at the end of the year.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan's Sponsor, as provided in the Plan Document.  Plan participants who have a brokerage account pay an administrative expense of $25 per quarter.

3.     INVESTMENTS

The fair market value of investments that represent five percent or more of net assets available for benefits as of December 31 are as follows:

	2003	2002

IDACORP, Inc. Common Stock	$63,232,272	$55,003,585
Vanguard Institutional Index Fund	24,141,614	17,458,366
Putnam OTC Emerging Growth Fund Class Y	7,940,698	8,079,197
Putnam International Growth Fund Class Y	8,837,446	9,114,779
Putnam Money Market A	13,311,211	12,362,508
Putnam Balanced Portfolio, Class Y	6,791,227	7,947,936
Dodge & Cox Income Fund	14,375,582	10,450,773

During the year ended December 31, 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2003

Mutual Funds - Blend	$8,873,220
Mutual Funds - Growth	5,842,901
Mutual Funds - Income	223,519
Mutual Funds - Value	5,245,113
Brokerage Securities	510,177
Common Stock	11,188,871

$31,883,801

4.    PLAN TERMINATION

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would remain 100 percent vested in their accounts.

5.     FEDERAL INCOME TAX STATUS

The Company received a determination letter, dated August 1, 2001, from the Internal Revenue Service stating that the Plan, as amended, is qualified under Sections 401 and 501 of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter; however, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt.  Participants in a qualified plan are not subject to income taxes on Company contributions or dividend income allocated to their accounts until a distribution is made from the Plan.  Therefore, no provision for income taxes has been included in the Plan's financial statements.  Dividends paid under the dividend pass-through feature (Note 1) are considered taxable income to the participant in the year received.

6.     RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Putnam.  Putnam is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2003 and 2002, the Plan held 2,113,378 and 2,215,207 units, respectively, of common stock of IDACORP, Inc., the parent company of the sponsoring employer, with a cost basis of $58,294,106 and $61,914,950, respectively.  During the year ended December 31, 2003, the Plan recorded dividends received from IDACORP of $3,767,724.

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003
			(d)	(e) Current
(a)	(b) Identity of Issue	(c) Description of Investment	Cost**	Value
*	Putnam Investments	Putnam Bond Index Fund		$877,510
*	Putnam Investments	Putnam Small Cap Value		2,207,447
	AIM Investments	AIM Small Cap Growth Fund		3,458,714
*	Putnam Investments	Putnam Capital Opportunities		772,253
	Brokerage Account	Brokerage Securities		1,586,810
*	Putnam Investments	Putnam Small Cap Growth		673,730
*	Putnam Investments	Putnam Money Market Fund SDB		306,747
*	Putnam Investments	Putnam International Growth & Income Fund Y		601,285
	Harbor Capital	Harbor Capital Appreciation Fund		5,979,681
*	Putnam Investments	Putnam Research Fund		222,261
*	Putnam Investments	Putnam Health Science Y		361,400
*	Putnam Investments	Putnam American Government D23		239,846
	PIMCO Investments	PIMCO Small Cap Value I		8,543,272
	Vanguard	Vanguard Balanced Fund Admiral Shares		2,275,810
*	Putnam Investments	Putnam Balanced Portfolio, Class Y		6,791,227
*	Putnam Investments	New Value		846,809
	Causeway Capital Management	Causeway International Fund		2,327,238
	T. Rowe Price	TRP Equity Income Fund		9,518,514
	Artisan	Artisan International Fund		2,188,729
	Dodge & Cox Funds	Dodge & Cox Income Fund		14,375,582
	Vanguard	Vanguard Institutional Index Fund		24,141,614
*	Putnam Investments	Putnam Discovery Growth Fund Class Y		190,969
*	Putnam Investments	Putnam Diversified Income Trust Class Y		181,005
*	Putnam Investments	Putnam OTC Emerging Growth Fund Class Y		7,940,698
*	Putnam Investments	Putnam International Growth Fund Class Y		8,837,446
*	Putnam Investments	Putnam Investors Fund		627,007
*	Putnam Investments	Putnam Growth Opportunities		25,256
*	Putnam Investments	Putnam Equity Income Fund		523,399
*	Putnam Investments	Putnam High Yield Trust Y		421,821
*	Putnam Investments	Putnam Classic Equity Y		120,393
*	Putnam Investments	Putnam Convertible Income & Growth Y		48,681
*	Putnam Investments	Putnam International Voyager Y		186,247
*	Putnam Investments	George Putnam Fund Y		424,906
*	Putnam Investments	Putnam Fund for Growth & Income Y		2,205,523
*	Putnam Investments	Putnam Global Growth Y		267,455
*	Putnam Investments	Putnam Income Fund Y		303,096
*	Putnam Investments	Putnam New Opportunities		239,617
*	Putnam Investments	Putnam Voyager Fund Y		4,208,007
*	Putnam Investments	Putnam Vista Fund Y		261,979
*	Putnam Investments	Pending Account		202,760
*	Putnam Investments	Putnam Capital Appreciation A		258,377
*	Putnam Investments	Putnam Global Government Income A		303,638
*	Putnam Investments	Putnam Europe Growth		52,040
*	Putnam Investments	Putnam Global Natural Resources Fund		189,416
IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

			(d)	(e) Current
(a)	(b) Identity of Issue	(c) Description of Investment	Cost**	Value

*	Putnam Investments	Putnam International New Opps A		$48,238
*	Participant Loans	Participant Loans		2,220,153
*	IDACORP, Inc.	Common Stock		63,232,272
*	Putnam Investments	Putnam Money Market A		13,311,211
*	Putnam Investments	Putnam Utility Growth & Income A		88,314

				$195,216,403

*Denotes a permitted party-in-interest with respect to the Plan

**Cost information is not required for participant-directed investments and,
	therefore, is not included.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, Idaho Power Company, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Idaho Power Company
Employee Savings Plan

By:  s/s Jan Packwood
Idaho Power Company, as Plan Administrator,
by Jan Packwood, Chief Executive Officer

Date:  June 28, 2004

EXHIBIT INDEX

		Sequentially
Exhibit Number	Exhibit	Numbered Page

23	Consent of Independent
	Registered Public Accounting Firm	14

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-104254 of IDACORP, Inc. on Form S-8 of our report dated June 25, 2004, appearing in this Annual Report on Form 11-K of the Idaho Power Company Employee Savings Plan for the year ended December 31, 2003.

DELOITTE & TOUCHE LLP

Boise, Idaho
June 25, 2004